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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)
                              (FINAL AMENDMENT)

                       SANTA FE ENERGY RESOURCES, INC.
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                 802-012-104
                                (CUSIP NUMBER)


                               DAVID M. SCHULTE
                           ZELL/CHILMARK FUND, L.P.
                          TWO NORTH RIVERSIDE PLAZA
                           CHICAGO, ILLINOIS 60606
                                (312) 984-9711
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 MAY 31, 1995
                        (DATE OF EVENT WHICH REQUIRES
                          FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

   Check the following box if a fee is being paid with the statement. [  ]




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                                 SCHEDULE 13D


CUSIP No. 802-012-104

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Zell/Chilmark Fund, L.P.  36-3716608


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [   ]
                                                         (b) [ X ]


3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     00


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

NUMBER OF                7.  SOLE VOTING POWER
SHARES                       NONE
BENEFICIALLY
OWNED BY                 8.  SHARED VOTING POWER
 EACH
REPORTING                    NONE
 PERSON
  WITH                   9.  SOLE DISPOSITIVE POWER

                             NONE

                        10.  SHARED DISPOSITIVE POWER
                             NONE

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     NONE

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                            [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%

14.  TYPE OF REPORTING PERSON
       PN



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        This Amendment No. 1 (this "Amendment"), constituting the final amendment, amends and supplements the Schedule 13D filed on May 25, 1995 (the "Schedule 13D") by Zell/Chilmark Fund, L.P. ("Zell/Chilmark") with respect to the common stock (the "Common Stock") of Santa Fe Energy Resources, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

        On May 31, 1995, Zell/Chilmark sold all of the 5,007,987 shares of Common Stock that it beneficially owned to Goldman Sachs & Co., an unaffiliated purchaser. Upon conclusion of the sale, David M. Schulte resigned from the Board of Directors of the Issuer.

        Except as stated above, Zell/Chilmark has no current plans or proposals that relate to or would result in any of the actions or events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) As a result of the sale referred to in Item 4, Zell/Chilmark no longer beneficially owns (or has voting or dispositive power with respect to) any shares of Common Stock.

        (c) During the last sixty days, the only transaction in Common Stock effected by Zell/Chilmark was the sale of the 5,007,987 shares of Common Stock on May 31, 1995 at a price of $9.00 per share, for an aggregate amount of $45,071,883.

        (d)  Not applicable.

        (e)  May 31, 1995.










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                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Zell/Chilmark Fund, L.P.

                                          By:  ZC Limited Partnership,
                                               general partner

                                          By:  ZC Partnership,
                                               general partner

Dated:  June 5, 1995                      By:  CZ Inc., a partner

                                          By:  /s/ Matthew Rosenberg
                                               --------------------------------
                                               Matthew Rosenberg, Vice President









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                                EXHIBIT INDEX

EXHIBIT                                                                   PAGE
NUMBER                          DESCRIPTION                               NUMBER
- -------                         -----------                               ------

99.1               The Withdrawal Agreement                                 *

99.2               The Registration Rights Amendment                        *

99.3               The Underwriting Agreement                               *

99.4               Agreement of Partnership of HC Associates
                   (Exclusive of Exhibits and Schedules)                    *







*       PREVIOUSLY FILED

















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